June 7, 2019

VIA EDGAR AND HAND DELIVERY

Mr. John Coleman
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Paringa Resources Limited Form 20-F for the Fiscal Year Ended June 30, 2018 Filed October 31, 2018 File No. 001-38642

Dear Mr. Reynolds:

On behalf of Paringa Resources Limited (the “Company”), this letter responds to your letter, dated May 28, 2019 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 20-F.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

Item 4. Information on the Company
A. History and Development of the Company
Summary Reserve Data, page 31

1.
We note your response to comment 1. Please provide additional disclosure with respect to your table on pages 61 and 62 to clarify that the total ROM coal produced of 89.0 Mt does not constitute a mineral reserve as defined under the guidelines of Industry Guide 7.

The Company confirms that the total ROM Coal produced of 89.0 Mt does not constitute a mineral reserve as defined under Industry Guide 7.  The Company proposes that in future filings it include additional disclosure in the table on pages 61-62 indicating that, “Total ROM Coal Produced LOM (tons)” are reported before dilution materials and allowance for losses.  Such amounts do not constitute mineral reserves as defined in Industry Guide 7.”  Such future filings also will disclose “Total Clean Coal Produced LOM (tons)”, being the final salable product produced over the LOM.

2.
We note your reserve tables provided on pages 31 and 38 of your filing disclose reserves as ROM recoverable tons that appear to be reported prior to dilution materials and allowances for losses. However your disclosure on page 60 states that all reserves are stated as final salable product. Please advise or revise to clarify.

We are required by ASX Listing Rules to report ore reserves in compliance with the JORC Code, which requires reserves to be reported as “recoverable” reserves, being the run-of-mine product.  Accordingly, the ROM recoverable reserve tons on pages 31 and 38 are presented before dilution materials and allowance for losses.  The Company proposes in future filings that it include clarifying disclosure on pages 31 and 38 that such amounts do not constitute mineral reserves as defined in Industry Guide 7 and clarify that the Company’s “marketable” reserves calculated pursuant to Industry Guide 7, which will be provided in such filings, reflect the final salable product.

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We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Bruce Czachor, General Counsel, at (347) 405-0237, or our counsel at Gibson, Dunn & Crutcher LLP, John Gaffney at (212) 351-2626 or Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Egan Antill

Egan Antill
Chief Executive Officer